Exhibit 99.1

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	June 30,	December 31,
	2008	2007

Assets
Current
Cash and cash equivalents	$78,096	$51,915
Short-term investments (note 6)	28,571	55,400
Accounts receivable, net of $ Nil provision for doubtful accounts	100,699	68,600
Inventories and stockpiled ore (note 7)	61,028	51,737
Unrealized gain on commodity and foreign currency contracts	5,280	5,502
Future income taxes	6,420	8,388
Prepaid expenses and other	3,580	3,376
Total Current Assets	283,674	244,918

Mineral property, plant and equipment, net (note 8)	584,283	500,284
Other assets (note 9)	29,432	17,701
Total Assets	$897,389	$762,903

Liabilities
Current
Accounts payable and accrued liabilities (note 10)	$50,704	$53,736
Taxes payable	10,339	1,771
Unrealized loss on commodity and foreign currency contracts	4,273	27
Other current liabilities	3,792	3,047
Total Current Liabilities	69,108	58,581

Provision for asset retirement and reclamation	51,773	50,370
Future income taxes	56,770	48,698
Other liabilities	92	151
Total Liabilities	177,743	157,800

Non-controlling interests	4,832	5,486
Shareholders’ equity
Share capital (authorized 200,000,000 common shares of no par value)	655,517	592,402
Contributed surplus	3,488	14,233
Accumulated other comprehensive income (loss)	2,663	(8,650)
Retained earnings	53,146	1,632
Total Shareholders’ Equity	714,814	599,617
Total Liabilities, Non-controlling interests and Shareholders’ Equity	$897,389	$762,903

See accompanying notes to the consolidated financial statement.

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited – in thousands of US dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Sales	$104,079	$79,211	$212,829	$127,268
Cost of sales	52,101	40,800	102,612	69,761
Depreciation and amortization	12,719	6,994	22,583	11,216
Mine operating earnings	39,259	31,417	87,634	46,291

General and administrative	3,751	2,684	5,347	4,542
Exploration and project development	1,008	720	1,722	1,269
Asset retirement and reclamation	671	760	1,343	1,396
Operating earnings	33,829	27,253	79,222	39,084
Interest and financing expenses	(155)	(116)	(618)	(274)
Investment and other income	1,214	1,889	1,477	3,727
Foreign exchange gain (loss)	(29)	84	(2,202)	24
Net gains (losses) on commodity and foreign currency contracts	(1,077)	887	477	727
Gain (Loss) on sale of assets	(2)	-	1,098	10,268
Income before taxes and non-controlling interest	33,780	29,997	79,454	53,556
Income tax provision	(12,451)	(10,160)	(26,948)	(12,760)
Non-controlling interests	28	(1,365)	(992)	(1,889)
Net income for the period	$21,357	$18,472	$51,514	$38,907

Earnings per share:

Net income for the period	$21,357	$18,472	$51,514	$38,907

Basic income per share	$0.26	$0.24	$0.65	$0.51
Diluted income per share	$0.26	$0.23	$0.63	$0.49

Weighted average number of shares outstanding
(in thousands)
Basic	80,786	76,401	79,680	76,365
Diluted	81,020	79,302	81,288	79,311

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Comprehensive income
Net income for the period	$21,357	$18,472	$51,514	$38,907
Unrealized gain on available for sale securities	13,254	953	11,907	1,236
Reclassification adjustment for (gains) and losses included in net income	(594)	-	(594)	-
Comprehensive income	$34,017	$19,425	$62,827	$40,143

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Operating activities
Net income for the period	$21,357	$18,472	$51,514	$38,907
Reclamation expenditures	(90)	(190)	(128)	(470)
Items not affecting cash:
Depreciation and amortization	12,719	6,994	22,583	11,216
Asset retirement and reclamation accretion	671	760	1,343	1,396
Loss (gain) on sale of assets	2	-	(1,098)	(10,268)
Future income taxes	1,144	3,921	6,125	2,080
Unrealized losses on foreign exchange	3,915	-	3,915	-
Non-controlling interests	(28)	1,365	992	1,889
Unrealized losses (gains) on commodity and foreign currency contracts	5,086	(331)	4,467	(377)
Stock-based compensation	914	546	1,389	891
Changes in non-cash operating working capital (note 13)	5,103	(13,369)	(20,844)	(24,834)
Cash generated by operating activities	50,793	18,168	70,258	20,430

Investing activities
Mining property, plant and equipment expenditures (net	(61,805)	(33,621)	(105,318)	(52,893)
of accruals)
Purchase of additional 40 percent interest in San Vicente (net of cash acquired of $1.9 million)	-	(6,245)	-	(6,245)
Proceeds from sale of short-term investments	36,953	11,287	14,662	23,893
Proceeds from sale of assets	-	-	9,450	10,268
Purchase of other assets	(7,258)	(2,475)	(12,146)	(4,947)
Cash used in investing activities	(32,110)	(31,054)	(93,352)	(29,924)

Financing activities
Proceeds from issuance of common shares (note 11)	152	1,559	50,841	3,257
Dividends paid by subsidiaries to non controlling interests	(1,241)	-	(2,626)	(2,306)
Contributions received for advances	403	4,049	1,060	4,049
Cash (used in) generated by financing activities	(686)	5,608	49,275	5,000

Increase (decrease) in cash and cash equivalents during the period	17,997	(7,278)	26,181	(4,494)
Cash and cash equivalents, beginning of period	60,099	83,131	51,915	80,347
Cash and cash equivalents, end of period	$78,096	$75,853	$78,096	$75,853

Supplemental Disclosures (note 14)
Interest paid	$-	$-	$-	$-

Taxes paid	$7,487	$12,141	$16,326	$28,260

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
for the six months ended June 30, 2008 and 2007
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares			Accumulated Other Comprehensive
	Shares	Amount	Contributed Surplus	Income	Retained Earnings	Total

Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310	(650)	-	-	2,660
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	877
Stock-based compensation on options granted	-	-	649	-	-	649
Other comprehensive income	-	-	-	11,313	-	11,313
Net income for the period	-	-	-	-	51,514	51,514
Balance June 30, 2008	80,786,107	$655,517	$3,488	$2,663	$53,146	$714,814

	Common Shares			Accumulated Other Comprehensive
	Shares	Amount	Contributed Surplus	Income	Deficit	Total

Balance, December 31, 2006	76,195,426	$584,769	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	245,168	4,056	(972)	-	-	3,084
Issued on the exercise of share purchase warrants	15,634	202	(36)	-	-	166
Issued as compensation	23,823	633	-	-	-	633
Stock-based compensation on options granted	-	-	664	-	-	664
Cumulative impact of change in accounting policy (note 3)	-	-	-	153	-	153
Other comprehensive income	-	-	-	1,236	-	1,236
Net income for the period	-	-	-	-	38,907	38,907
Balance June 30, 2007	76,480,051	$589,660	$14,141	$1,389	$(48,321)	$556,869

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia.  The Company has current project development activities in Argentina and Bolivia, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)             Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2007.

b)             Principles of Consolidation:

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	89.4%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project
Compañía Minera PAS (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated in consolidation.

3.             Changes in Accounting Policy

On January 1, 2008, the Company adopted four new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments-Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cashflows.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Section 1535 “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed.  These standards require a company to disclose their objectives, policies and processes for managing capital along with summary quantitative data about what it manages as capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance.

Section 3031, “Inventories”, replaces the existing inventories standard.  The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment.  The adoption of this standard does not have a material impact on the Company’s Consolidated Financial Statements.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, replaces Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and in addition requires companies to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the company is exposed to during the period and at the balance sheet date, and how the company manages those risks.  The new presentation standard carries forward the former presentation requirements.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings less accumulated other comprehensive loss.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

5.             Financial Instruments

Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are credit risk, foreign exchange rate risk, liquidity risk and metal price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company’s exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer.  The Company generally does not require collateral for sales.  The Company takes into consideration the customer’s payment history, their credit worthiness and the then

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

current economic environment in which the customer operates to assess impairment.  The Company closely monitors extensions of credit and has not experienced significant credit losses in the past.  At June 30, 2008 and December 31, 2007, the Company has had no material past due trade receivables.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.  The Company invests its cash and short term investments with counterparties that are of high credit quality.

Foreign Exchange Rate Risk:

The Company reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  In order to mitigate this exposure, from time to time the Company has purchased Peruvian nuevo soles, Mexican pesos and Canadian dollars to match anticipated spending.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at June 30, 2008:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,953	$1,306	$647
Purchase Obligations (1)	28,426	28,426	-	-	-
Retention Program (2)	11,590	2,898	8,692
Total contractual obligations	$41,969	$32,630	$9,339

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at June 30, 2008, which will be incurred during 2008.

(2)	Contract commitments for retention program initiated in June 2008.

The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

The Company markets its products in the United Kingdom, the US and other jurisdictions, including Peru, and as a result, is subject to currency risk.  Sales to customers are primarily denominated in U.S. dollars.  Substantially all of the Company’s sales are in U.S. dollars. The Company does not hedge the risk related to fluctuations in the exchange rate between the U.S. and Canadian dollar from the date of the sales transactions to the collection date due to the short term nature of this exposure.

Fair value of financial instruments:

The carrying value of cash, accounts receivable, taxes receivable, and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.              Short term investments and other investments

	June 30, 2008			December 31, 2007
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$28,571	$28,399	$172	$55,400	$66,670	$(11,270)
Investments (1)	2,896	$405	2,491	3,025	405	2,620
	$31,467	$28,804	$2,663	$58,425	$67,075	$(8,650)

(1)     Investments in other mining companies are presented in other assets on the balance sheet.

The Company recognizes future income tax liabilities related to the cumulative mark-to-market gains on the available-for-sale securities and investments held by the Company.  The tax estimate is based on the assumption that if the securities were sold at their June 30, 2008 fair market value the capital gains would be taxed at the appropriate substantively enacted tax rates within each jurisdiction.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

7.              Inventories and stockpiled ore

Inventories consist of:

	June 30, 2008	December 31, 2007
Concentrate inventory	$13,364	$14,617
Stockpile ore	13,797	7,790
Direct smelting ore	1,705	1,830
Doré and finished inventory	10,155	11,356
Materials and supplies	23,261	17,523
	62,282	53,116
Less: non-current direct smelting ore (Note 9)	(1,254)	(1,379)
	$61,028	$51,737

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:

	June 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$85,406	$(28,867)	$56,539	$71,781	$(23,956)	$47,825
Morococha mine, Peru	77,848	(16,112)	61,736	65,495	(13,843)	51,652
Quiruvilca mine, Peru	19,186	(13,590)	5,596	24,364	(15,912)	8,452
Alamo Dorado mine, Mexico	179,679	(29,850)	149,829	180,249	(16,802)	163,447
La Colorada mine, Mexico	46,177	(17,215)	28,962	39,010	(13,564)	25,446
Manantial Espejo project, Argentina	6,388	(5,069)	1,319	6,388	(3,724)	2,664
San Vicente mine, Bolivia	8,107	(3,593)	4,514	9,002	(3,229)	5,773
Other	1,731	(923)	808	1,461	(802)	659
	,
TOTAL	$424,522	$(115,219)	$309,303	$397,750	$(91,832)	$305,918

Construction in progress:
Manantial Espejo, Argentina			$143,550			$84,533
San Vicente, Bolivia			32,867			11,448
TOTAL			$176,417			$95,981

Non-producing properties:
Morococha, Peru	$19,664	$23,135
Manantial Espejo project, Argentina	66,236	63,543
San Vicente, Bolivia	11,180	10,224
Other	1,483	1,483
TOTAL Non-producing properties	$98,563	$98,385
TOTAL Mineral Property, Plant and Equipment	$584,283	$500,284

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

9.	Other Assets

Other assets consist of:

	June 30, 2008	December 31, 2007
Long-term receivable	$25,150	$13,006
Reclamation bonds	132	291
Other investments	2,896	3,025
Non-current direct smelting ore	1,254	1,379
	$29,432	$17,701

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	June 30, 2008	December 31, 2007
Trade accounts payable	$21,708	$29,144
Payroll and related benefits	10,789	10,487
Royalties	807	96
Capital leases	1,953	1,505
Provisions and other liabilities	15,447	12,504
	$50,704	$53,736

11.	Share Capital and Stock Compensation Plan

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2006	919,415	$13.69	4,040,213	$12.32	4,959,628

Granted	158,983	$28.41	-	$-	158,983
Exercised	(403,297)	$13.14	(30,105)	$12.00	(433,402)
Expired	(32,833)	$9.41			(32,833)
Cancelled	(21,709)	$22.86	-	$-	(21,709)
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Cancelled	(21,986)	$31.46	-	$-	(21,986)
As at June 30, 2008	616,259	$21.92	-	-	616,259

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Warrants exercised

Holders of share purchase warrants issued in connection with the purchase of Corner Bay Silver have exercised 3,713,235 warrants as of February 20, 2008 for net proceeds to the Company of approximately $43.9 million.  In addition, 255,781 share purchase warrants issued to International Finance Corporation (“IFC”) in 2005 were exercised for net proceeds of $4.3 million.

Long Term Incentive Plan

On January 10, 2008 the Company awarded 15,343 shares of common stock with a two year holding period and granted 147,057 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 3.5 per cent, weighted average volatility of 42.0 per cent, expected lives ranging from 1.5 to 3 years, and an exercise price of Cdn $36.66 per share.  The weighted average fair value of each option was determined to be Cdn $11.30.

On May 22, 2008 the Company awarded 9,726 shares of common stock to its Directors as compensation.  These shares have no holding period.

During the three months ended June 30, 2008, 8,000 common shares were issued for proceeds of $0.2 million (June 30, 2007 - 112,612 and $1.5 million) in connection with the exercise of options under the plan.

During the six months ended June 30, 2008, 129,371 common shares were issued for proceeds of $2.6 million (June 30, 2007 – 245,168 and $3.1million) in connection with the exercise of options under the plan.

For the three and six months ended June 30, 2008, the total stock-based compensation expense recognized in the statement of operations was $0.9 million and $1.4 million (June 30, 2007 - $0.5 million and $0.9 million), respectively.

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at June 30, 2008.  The options agreements are in Canadian dollar (“Cdn”) amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at June 30, 2008	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at June 30, 2008	Weighted Average Exercise Price Cdn$
$5.00	165,000	28.50	$5.00	165,000	$5.00
$18.80 - $22.04	169,547	22.99	$20.67	101,986	$20.36
$26.77 - $28.41	130,749	45.47	$28.30	37,317	$28.04
$33.00 - $36.66	150,963	49.76	$36.30	15,000	$33.00
	616,259	35.79	$21.92	319,303	$13.91

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

12.	Earnings Per Share (Basic and Diluted)

For the three months ended June 30	2008	2007
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$21,357			$18,472

Basic EPS	$21,357	80,786	$0.26	$18,472	76,401	$0.24
Effect of Dilutive Securities:
Stock Options	-	234		-	464
Warrants	-	-		-	2,436

Diluted EPS	$21,357	81,020	$0.26	$18,472	79,301	$0.23

For the six months ended June 30	2008			2007
	Income (Numerator)	Shares (Denominator)	EPS	Income (Numerator)	Shares (Denominator)	EPS
Net Income Available to Common Shareholders	$51,514			$38,907

Basic EPS	$51,514	79,680	$0.65	$38,907	76,365	$0.51
Effect of Dilutive Securities:
Stock Options	-	242		-	478
Warrants	-	1,366		-	2,468

Diluted EPS	$51,514	81,288	$0.63	$38,907	79,311	$0.49

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the periods ended June 30, 2008 and 2007.

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Accounts receivable	$10,446	$(13,942)	$(14,153)	$6,340
Inventories	(8,359)	(4,719)	(10,055)	(13,616)
Prepaid expenses	(340)	(1,585)	(204)	(1,789)
Accounts payable and accrued liabilities	5,536	6,877	5,748	(15,740)
Other current liabilities	(2,180)	-	(2,180)	(29)
	$5,103	$(13,369)	$(20,844)	$(24,834)

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

14.	Supplemental Cash Flow Information

	Three Months Ended		Six Month Ended
	June 30		June 30
	2008	2007	2008	2007
Common shares issued as compensation expense	$326	$422	$877	$633

15.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.  Segments have been aggregated where operations in specific regions have the similar products, production processes, type of customers and economic environment.

	For three months ended June 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$21,040	$18,428	$9,563	$-	$35,779	$15,490	$-	$3,779	$-	$104,079
Depreciation and amortization	$(1,012)	$(1,165)	$(405)	$(48)	$(7,998)	$(1,666)	$-	$(402)	$(23)	$(12,719)
Asset retirement and reclamation	$(144)	$(90)	$(260)	$-	$(96)	$(81)	$-	$-	$-	$(671)
Exploration and project development	$-	$-	$-	$(127)	$(615)	$-	$(81)	$(2)	$(183)	$(1,008)
Interest and financing expense	$(45)	$(52)	$(35)	$-	$(2)	$-	$-	$(5)	$(16)	$(155)
Gain on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$(2)	$(2)
Investment and other income and expense	$(112)	$777	$(98)	$4	$(22)	$6	$(121)	$16	$764	$1,214
Foreign exchange gain (loss)	$12	$(3,085)	$(29)	$28	$(69)	$203	$1,114	$86	$1,711	$(29)
Net gains (loss) on commodity and foreign currency contracts	$(1,989)	$(1,794)	$(726)	$-	$-	$-	$-	$-	$3,432	$(1,077)
Income (loss) before income taxes	$4,972	$1,292	$1,412	$118	$14,033	$4,976	$912	$1,682	$4,411	$33,808
Net income for the period	$1,739	$(360)	$2,691	$118	$7,473	$3,325	$633	$1,327	$4,411	$21,357
Capital expenditures	$2,960	$4,977	$1,812	$558	$527	$4,015	$33,488	$13,461	$7	$61,805
Segment assets	$67,850	$102,278	$52,646	$1,831	$202,136	$57,742	$264,372	$63,347	$85,187	$897,389
Long-lived assets	$56,539	$81,400	$5,596	$566	$149,829	$28,962	$211,105	$48,561	$1,725	$584,283

	For three months ended June 30, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$19,176	$24,869	$8,338	$-	$7,854	$15,238	$-	$3,736	$-	$79,211
Depreciation and amortization	$(851)	$(1,361)	$(434)	$(25)	$(2,413)	$(1,237)	$-	$(655)	$(18)	$(6,994)
Asset retirement and reclamation	$(220)	$(121)	$(217)	$-	$(123)	$(79)	$-	$-	$-	$(760)
Exploration and project development	$-	$81	$-	$(110)	$(130)	$-	$(149)	$(1)	$(411)	$(720)
Interest and financing expense	$(34)	$(43)	$(31)	$-	$-	$-	$-	$-	$(8)	$(116)
Gain on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Investment and other income and expense	$158	$427	$(111)	$(3)	$132	$35	$38	$2	$1,211	$1,889
Foreign exchange gain (loss)	$(64)	$(47)	$(49)	$32	$17	$43	$11	$8	$133	$84
Net gains (loss) on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$887	$887
Income (loss) before income taxes	$8,122	$11,450	$2,494	$72	$838	$5,289	$(100)	$753	$(286)	$28,632
Net income for the period	$5,868	$7,121	$1,330	$9	$264	$3,779	$(51)	$437	$(285)	$18,472
Capital expenditures	$(983)	$2,875	$1,440	$62	$6,392	$2,804	$16,880	$2,334	$8,062	$39,866
Segment assets	$44,846	$101,060	$62,473	$2,144	$199,660	$45,617	$130,423	$27,801	$91,158	$705,182
Long-lived assets	$40,252	$68,473	$6,675	$368	$24,893	$173,353	$112,518	$15,471	$1,729	$443,732

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

	For six months ended June 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$46,043	$44,784	$21,670	$-	$61,109	$34,773	$-	$4,450	$-	$212,829
Depreciation and amortization	$(1,700)	$(2,364)	$(707)	$(74)	$(13,619)	$(3,570)	$-	$(502)	$(47)	$(22,583)
Asset retirement and reclamation	$(287)	$(180)	$(522)	$-	$(191)	$(163)	$-	$-	$-	$(1,343)
Exploration expense	$-	$-	$-	$(236)	$(957)	$-	$(89)	$(3)	$(437)	$(1,722)
Interest and financing expense	$(86)	$(118)	$(84)	$-	$(55)	$-	$-	$(5)	$(270)	$(618)
Gain on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$1,098	$1,098
Investment and other income and expense	$(362)	$1,047	$(278)	$53	$17	$36	$(90)	$18	$1,036	$1,477
Foreign exchange gain (loss)	$(498)	$(3,318)	$(388)	$(21)	$(220)	$210	$962	$150	$921	$(2,202)
Net gains (loss) on commodity and foreign currency contracts	$(238)	$(381)	$64	$-	$-	$-	$-	$-	$1,032	$477
Income (loss) before income taxes	$17,856	$12,422	$5,794	$201	$23,502	$13,270	$783	$1,402	$3,232	$78,462
Net income for the period	$10,223	$8,111	$5,711	$195	$13,239	$9,288	$504	$1,011	$3,232	$51,514
Capital expenditures	$5,071	$8,236	$2,953	$922	$875	$7,167	$60,013	$20,064	$17	$105,318
Segment assets	$67,850	$102,278	$52,646	$1,831	$202,136	$57,742	$264,372	$63,347	$85,187	$897,389
Long-lived assets	$56,539	$81,400	$5,596	$566	$149,829	$28,962	$211,105	$48,561	$1,725	$584,283

	For six months ended June 30, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$32,608	$38,922	$13,629	$-	$7,854	$28,359	$-	$5,896	$-	$127,268
Depreciation and amortization	$(1,686)	$(2,305)	$(474)	$(47)	$(2,417)	$(3,448)	$-	$(803)	$(36)	$(11,216)
Asset retirement and reclamation	$(298)	$(242)	$(576)	$-	$(123)	$(157)	$-	$-	$-	$(1,396)
Interest and financing expense	$(78)	$(92)	$(96)	$-	$-	$-	$-	$-	$(8)	$(274)
Gain on sale of assets	$-	$-	$-	$-	$18	$-	$-	$-	$10,250	$10,268
Exploration and project development	$-	$(155)	$434	$(191)	$(425)	$-	$(153)	$(3)	$(776)	$(1,269)
Investment and other income and expense	$217	$1,004	$6	$73	$254	$50	$65	$3	$2,055	$3,727
Foreign exchange gain (loss)	$(19)	$(233)	$-	$106	$156	$(55)	$(68)	$14	$123	$24
Net gains (loss) on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$727	$727
Income (loss) before income taxes	$13,101	$15,746	$4,337	$227	$818	$7,572	$(156)	$1,028	$8,994	$51,667
Net income for the period	$8,956	$10,324	$4,694	$164	$249	$5,400	$78	$567	$8,475	$38,907
Capital expenditures	$-	$5,796	$3,354	$77	$9,620	$4,668	$24,301	$3,142	$8,180	$59,138
Segment assets	$44,846	$101,060	$62,473	$2,144	$199,660	$45,617	$130,423	$27,801	$91,158	$705,182
Long-lived assets	$40,252	$68,473	$6,675	$368	$24,893	$173,353	$112,518	$15,471	$1,729	$443,732

	Three month Ended		Six month Ended
	June 30,		June 30,
Product Revenue	2008	2007	2008	2007
Silver	$43,044	$17,514	$76,370	$26,914
Zinc concentrate	8,215	16,361	21,825	28,387
Lead concentrate	24,121	16,775	53,517	26,447
Copper Concentrate	29,532	29,270	61,999	46,758
Pyrite	648	782	1,420	1,744
Royalties	(1,481)	(1,491)	(2,302)	(2,982)
Total Revenue	$104,079	$79,211	$212,829	$127,268

16.	Commodity and foreign currency contracts

At the end of Q2 2008, the Company had fixed the price of 700,000 ounces of silver produced during the second quarter and contained in concentrates, which are due to be priced in Q3 2008 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $17.18 per ounce while the spot price of silver was $17.69 on June 30, 2008, resulting in a mark to market loss of $0.4 million.  In addition, the Company had sold forward 8,800 tonnes of zinc at a weighted average price of $2,486 per tonne and committed an additional 2,025 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 20% of the Company’s forecast payable zinc production over the following 18 months. At June 30, 2008, the 3-month price for zinc was $1,955 per tonne and the mark-to-market value on the Company’s base metal contracts was an unrealized gain of $5.3 million.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevo soles (“PEN”) and Mexican pesos (“MXN”), the Company has entered into foreign currency contracts with an aggregated nominal value of PEN 227.8 million settling between July 2008 and August of 2009 at an average PEN/US$ exchange rate of 2.81 and contracts with an aggregated nominal value of MXN195.9 million settling between July 2008 and June of 2009 at an average MXN/US$ exchange rate of 10.59.  At June 30, 2008, the unrealized mark-to-market value of the Company’s position was a loss of $4.3 million.